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                            October 6, 2023

       Diego Rojas
       Chief Executive Officer
       HNR Acquisition Corp
       3730 Kirby Drive, Suite 1200
       Houston, TX 77098

                                                        Re: HNR Acquisition
Corp
                                                            Amendment No. 5 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed September 28,
2023
                                                            File No. 001-41278

       Dear Diego Rojas:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A

       What happens if a substantial number of public stockholders vote in favor of the Purchase
       Proposal and exercise their redemption rights?, page 20

   1. We note your response to prior comment 24. Please expand your disclosure here to include a
cross-reference to the risk factor titled "Unless the Company completes a
                                                        Preferred Stock PIPE
Investment, HNRA may not have sufficient funds to meet the
                                                        minimum cash amount
provided for in the MIPA for Closing."
       Summary of the Proxy Statement
       Impact of Purchase on HNRA's Public Float, page 33

   2. We note your revised disclosure in response to prior comment 5 reflects the automatic conversion of OpCo
Preferred Units into Class A common shares on the two year
                                                        anniversary of closing
under the 50% and Maximum Redemption scenarios. Please
                                                        expand to reflect the
automatic conversion of OpCo Preferred Units assuming no
                                                        redemptions.
 Diego Rojas
HNR Acquisition Corp
October 6, 2023
Page 2
Summary of the Proxy Statement
Opinion of RSI & Associates, page 41

3. We note the revisions made in response to prior comment 7; however, the PV10 value presented for proved developed producing reserves on pages 41 and 126 appears inconsistent with the PV10 value presented in the Cobb reserve report as of December 31,
         2022 (dated June 30, 2023). Please correct the PV10 value or explain why a revision is not needed.
Unaudited Pro Forma Combined Financial Information
Note 4 - Adjustments to Unaudited Pro Forma Combined Financial Information, page 95

4. We note your response to prior comment 10 where you explain that under each scenario it is presumed that the holders of the OpCo Class B units have exercised the Exchange Right and OpCo has elected to issue Class A common shares to the holders of the OpCo Class B units; therefore, you have not presented any noncontrolling interest for the OpCo Class B units issued to the sellers of POGO. Please detail for us your rationale for assuming the holders of the OpCo Class B units will exercise the Exchange Right as of the date of the business combination as your pro forma financial statements depict.
5. We note in response to prior comment 11 you have reclassified the remaining deferred underwriter commission as a current liability. Please reference the $1,300,000 adjustment amount on the pro forma balance sheet to an explanatory note.
6. Please revise Note (B) to indicate you are reflecting the reclassification of $48.5 million of cash and investments held in the Trust Account rather than $48.3 million. In addition, revise Note (C) to indicate you are reflecting net cash proceeds of $27,380,000 from the
         Debt Commitment Letter rather than $26,880,000.
7. Please revise Notes (N) and (Q) to reflect the correct amounts which correspond to the
FirstName LastNameDiego Rojas
       adjustment amounts on the pro forma balance sheet. That is, the pro forma adjustment
Comapany   NameHNR
       amounts  assumingAcquisition Corp and maximum redemption are $13,247,213
and
                          50% redemption
October$1,752,787,
        6, 2023 Pagerespectively.
                       2
FirstName LastName
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp
Comapany
October    NameHNR Acquisition Corp
        6, 2023
October
Page 3 6, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Matthew Ogurick